Exhibit 4.6


                 THIS AGREEMENT MADE THIS 20th DAY OF JUNE, 2003

James Penna
30 Southwood Drive
Morris Plaines, N.J.  07950

1. Scope of engagement

         A. New World Brands, Inc will engage James Penna as a consultant to apply his best efforts on behalf of New World Brands for the purpose of introducing a subsidiary of New World Brands namely International Importers, Inc., to major on and off premise licensed outlets throughout the United States.

             This effort will be fully coordinated with executives of New World Brands. The purpose is to sell International's Products (wine and spirits) to as many Institutional buyers as possible.

         B. James Penna is also engaged to assist New World Brands with all avenues of marketing its entire product line through his vast network of contacts.

2.  Compensation to Consultant

         A. James Penna will receive 1,400,000 shares of New World Brands Common stock upon execution of this agreement.

         B. It is agreed that James Penna will assist International Importers, Inc. by introductions to his major outlets for New World Brands' products to be purchased by licensed retailers and restauranteurs throughout the United States and its possessions. If the above targeted sales of 12,500 cases of Cetto wine are not achieved within one year from the date of this agreement, James Penna will return to New World Brands, a percentage of the common stock he was issued.

         C.  The percentage is 25%.

In witness whereof the parties have here unto executed this agreement the day and year first above written



/s/ James Penna                              /s/ Allen Salzman
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JAMES PENNA                                  Allen Salzman, CEO